135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

FIRM / AFFILIATE OFFICES
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Milan	Silicon Valley
Moscow	Singapore
Munich	Tokyo
New Jersey	Washington, D.C.

March 3, 2006
VIA FACSIMILE AND EDGAR
CONFIDENTIAL
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn :	Brad Skinner, Accounting Branch Chief Mark Kronforst, Senior Staff Accountant

Re :	Sify Limited Form 20-F for the Fiscal Year Ended March 31, 2005 Filed July 1, 2005 File No. 0-27663
Ladies and Gentlemen:
On behalf of our client, Sify Limited (the “Company”), we confirm receipt of the letter dated February 15, 2006 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 20-F for its fiscal year ended March 31, 2005 (the “20-F”).
This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Revenue recognition, Page No. 42
1.	We note that you recognize revenue related to fixed-price service arrangements using the percentage of completion method. Please explain to us why you believe this method of recognizing revenue is appropriate for these arrangements. As part of your response, explain how you considered footnote 1 to SOP 81-1.
The Company supplementally advises that Staff that the Company provides e-learning software development services to facilitate web-based learning. These customized services vary in size from

March 3, 2006

customer to customer and relate to computer-based training and web-based training in accordance with the customer’s specification. These services include information presentation, structured content delivery, content digitization and simulation-based training.
In connection with these services, the Company’s deliverables include CDs and manuals. The Company believes that the delivery of this content is the intended principal activity envisaged by the contracts and are not incidental to the contracts. The arrangements to develop and deliver these customized solutions involve aspects of software development, including designing, prototyping, developing and installation. These services are provided either on a fixed-price, fixed-time frame basis or on a time-and-materials basis. The Company recognizes revenue based on the percentage of completion method from fixed-price contracts only in the case of e-learning software development services.
For the fiscal year ended March 31, 2005, the Company’s revenues from e-learning software development services aggregated Rs. 82.1 million, representing 2.6% of the Company’s total revenues of Rs. 3,163.5 million. Revenues from e-learning software development services provided on a fixed-price, fixed-time frame basis and on time-and-materials basis aggregated Rs. 32.84 million (representing 40% of the Company’s total e-learning revenues) and Rs. 49.26 million (representing 60% of the Company’s total e-learning revenue), respectively. Accordingly, only approximately 1% of the Company’s total revenues for the fiscal year ended March 31, 2005 was recognized under the percentage of completion method.
The Company believes that its fixed price arrangements for e-learning software development services are covered under the activities of development and production of computer software mentioned in paragraph 1 of SOP 81-1. The Company respectfully notes that this guidance has been reiterated by the AcSEC in paragraphs 95 and 138 of Statement of Position No. 97-2, Software Revenue Recognition. Accordingly, the Company recognizes revenue from fixed-price contracts for these services in conformity with ARB 45, Long-Term Construction-Type Contracts, using guidance in SOP 81-1. The Company advises the Staff that the Company has considered Footnote 1 of SOP 81-1, which excludes service transactions as defined in the 1978 FASB Invitation to Comment from the scope of SOP 81-1. However, Footnote 1 also states that the scope exclusion does not apply to “separate contracts to provide service essential to the construction or production of tangible property, such as design engineering, procurement and construction management.”
The Company believes that the deliverables provided by the Company to its customers in connection with e-learning software development services are of the same nature as the services provided in an arrangement to deliver software that entail significant production, modification or customization of software. The Company’s fixed-price contracts to provide these services are also similar to “contracts for services performed by architects, engineers or architectural engineering design firms,” as stated in paragraph 13 of SOP 81-1. As a result, the Company respectfully submits that the percentage of completion method is the appropriate method of recognizing revenues for fixed-price contracts relating to e-learning software development services.
Item 18. Financial Statements
Consolidated Statements of Operations, page 68,
2.	We note that your “Products and Services” disclosures on page 91 appear to indicate that your product revenues represent more than 10% of your consolidated revenues. Please explain to us how your presentation complies with Rule 5-03 (1) and (2) of Regulation S-X.

March 3, 2006

The Company undertakes to ensure that income statements included in future filings with the Commission will comply with the requirements set forth in with Rule 5-03(1) and (2) of Regulation S-X. The Company respectfully notes that in its letter dated February 7, 2003 (submitted in response to a comment letter from the Staff dated January 19, 2003), the Company in its response to Comment No. 60 indicated that it would disclose all hardware sales as product revenues separately in the notes to the financial statements, commencing with the Company’s December 31, 2002 Form 6-K. The Company respectfully submits that it would not be helpful to investors for the Company to file an amended annual report to revise the income statement included in the 20-F because, as noted in the Comment Letter, the breakdown of product revenues and service revenues is set forth in the “Products and Services” footnote disclosure on page 91 of the 20-F.
The Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements. Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643 or William Davisson of this firm at (650) 463-2660.

Very truly yours, /s/ Anthony J. Richmond Anthony J. Richmond of LATHAM & WATKINS LLP

cc :	Mr. R. Ramaraj, Sify Limited KPMG LLP